Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 6 DATED DECEMBER 12, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

W420 Controlled Subsidiary – Los Angeles, CA

On December 6, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W420 (the “ W420 Controlled Subsidiary”), for an initial purchase price of approximately $7,490,000, which is the initial stated value of our equity interest in the W420 Controlled Subsidiary (the “ W420 Investment”). The W420 Controlled Subsidiary used the proceeds to close on the acquisition of one building totaling approximately 15,000 square feet of gross rentable area on an approximately 18,750 square foot lot (the “W420 Property”). The property was delivered with a short-term leaseback to the seller, and has the potential to be redeveloped into creative office and retail development. The closing of both the initial W420 Investment and the W420 Property occurred concurrently.

The W420 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the W420 Investment (the “W420 Operative Agreements”), we have full authority for the management of the W420 Controlled Subsidiary, including the W420 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the W420 Investment, paid directly by the W420 Controlled Subsidiary.

The W420 Property was acquired for a purchase price of approximately $7,490,000, which includes the acquisition fee of approximately $71,950. We anticipate incurring hard costs of approximately $4,130,000 and soft costs of approximately $790,000 for the project. This will bring the total projected equity for the W420 Property to approximately $12,410,000. The entitlement and development work is anticipated to occur over approximately 2 years; however, there can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W420 Property, although it is assumed that construction loan financing and permanent loan financing will be taken during construction and after stabilization.

The W420 Property is made up of one building and is located in the 90016 zip code of Los Angeles, CA (the West Jefferson neighborhood). The building was originally constructed in 1951. We plan on upgrading the entire building to a mix of retail and creative office uses. The building foundation is reinforced concrete slab-on-grade. The superstructure consists of brick masonry, load-bearing walls and wooden decking supported by wooden trusses. The building is currently split up in three +/- 5,000 square foot “bays” which we plan on altering depending on the tenant(s) we lease the W420 Property to.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment will provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Hard Costs	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W420	10.3% - 14.2%	$4,100,000	$790,000	4.0%	4.0%	4.25%	7 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT 2019, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.